NO ACT

16
9-13-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

12028404

Received SEC

OCT 17 2012

Washington, DC 20549

October 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/17/12

Timothy G. Westman
Emerson Electric Co.
tim.westman@emerson.com

Re: Emerson Electric Co.
Incoming letter dated September 13, 2012

Dear Mr. Westman:

This is in response to your letter dated September 13, 2012 concerning the shareholder proposal submitted to Emerson by James Barnett. We also have received a letter from the proponent dated October 1, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: James Barnett
FISMA & OMB Memorandum M-07-16

October 17, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Emerson Electric Co.
Incoming letter dated September 13, 2012

The first proposal requests the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year into a bonus pool to be distributed to other Emerson employees.

The second proposal requests that 33% of all executive compensation for the 2013 calendar year be placed into a bonus pool to be distributed to other Emerson employees.

There appears to be some basis for your view that Emerson may exclude the first proposal under rule 14a-8(i)(7), as relating to Emerson's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Emerson omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Emerson may exclude the second proposal under rule 14a-8(e)(2) because Emerson received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Emerson omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

In reaching these positions, we have not found it necessary to address the alternative bases for omission upon which Emerson relies.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

James Barnett

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

October 1, 2012

Ladies and Gentlemen:

Enclosed please find three letters, each in response to a request by the legal representative of a publicly traded company asking permission from the Securities and Exchange Commission to exclude my shareholder proposal from their 2013 proxy statements. I've also attached a copy of my original proposal to each respective letter.

To be honest, I have been caught a little flat-footed by the rather exhaustive legal barrage that has been directed towards my proposals. I had imagined that there might be a bit of back-and-forth between myself and a corporate representative in an attempt to work out an appropriate way to word my proposal. But I certainly didn't expect these lengthy criticisms to be sent to the SEC.

Whether you choose to reject or concur with their corporate requests, I remain more committed than ever in creating some kind of shareholder proposal that would tie the compensation packages of executive officers to those of ordinary employees. I am hopeful that the SEC can help facilitate the proper manner for me to do this.

Sincerely,

Jim Barnett

James Barnett

FISMA & OMB Memorandum M-07-16

h

RECEIVED

---T 11 AM 9:49

OF CHIEF COUNSEL
)RATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

September 28, 2012

Ladies and Gentlemen:

I am writing in response to a letter from Timothy Westman, Vice President and Associate General Counsel with Emerson Electric Co., stating the company's intention to exclude my shareholder proposal from its 2013 Proxy Materials. I would like to advocate for my proposal and counter some of the arguments Mr. Westman is putting forward.

The annual proxy materials do an exhaustive job of comparing the compensation of Emerson's executive officers with their peers in other corporations. But these materials are incomplete and possibly even deceptive, as they say nothing about how this compensation compares with that of rest of Emerson's employees. I would argue that this relationship is fundamental to the notion of what constitutes fair executive compensation, and that this relationship can be examined, and correlative corrections suggested, without triggering Rule 14a-8(i)(7)'s exclusion of matters relating to "ordinary business operations."

On page four of his letter, Mr. Westman suggests that an aim of this proposal is to express my views "relating to social issues, instead of requesting Emerson to take certain actions." I would like to emphasize that this is not my intention. U.S. law makes it clear that shareholders have a right to be heard regarding certain specific issues of corporate governance, including that of executive compensation. I would argue that this is more than just a right. It is a responsibility. There is no way to sever the analysis of executive compensation from that of the company's workforce without violating a basic tenet of shareholder rights.

I also question what would constitute an "actionable breach" of an executive contract. Maybe Mr. Westman is correct, and my second proposal would violate Missouri state contract law. But executive

salaries vary considerably from year to year, and there may be room for a shift in the nature of this compensation, one that helps fund a bonus pool for ordinary employees, without creating such a breach. In any case, the inclusion of a simple clause such as "to the degree allowed by local, state and Federal law" could solve this issue.

Mr. Westman makes some valid points regarding the shifting terminology within my proposal. I am willing to work with the company to get this corrected. But the essence of the proposal boils down to one idea: That 33% of all compensation given to the executive officers of the company for the 2013 calendar year be placed into a bonus pool to be distributed amongst the regular employees of the company, with my first proposal making this a voluntary suggestion and my second making it mandatory. The rest is supplemental. I do not see any confusion in the time period being used, but if, as Mr. Westman implies, it would be less confusing to change it to a period that begins after the 2013 annual meeting, I would be amenable to having the effective date being for the 2014 fiscal year. Regarding his concerns about how my use of differing terms could create confusion amongst the shareholders, working through the exact definitions being used in the proposal is really a job for the editor of the proxy document, and not a matter that needs to be adjudicated by the SEC.

Regarding the timeliness of my proposals, I have done my best to conform to the time window, responding in every case within the 14-days as specified under the SEC guidelines. I hope that I will be allowed to make whatever further adjustments are needed to get this proposal on the 2013 proxy statement to be voted on by my fellow shareholders, and I would look forward to working with either either the SEC or the staff at Emerson Company to make this happen.

Sincerely,

[signature]

ORIGINAL

RECEIVED
2012 OCT 1 AM 9:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

We the shareholders of Emerson Electric Company petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds.

Argument: *In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Emerson Electric Company, believe in the skills and the abilities of Emerson's management, as well as those of its Board of Directors. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, we ask the leadership of Emerson to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, we are not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But we are asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Emerson. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.*

REVISED

I, James Barnett, owner of 300 shares of Emerson Electric Co. common stock, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Emerson Electric Company declare that 33% of all executive compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, for all officers of the corporation shall be placed into a bonus pool to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: ***In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Emerson, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. Placing 33% of the compensation of our top executives into a bonus pool for regular employees would build morale throughout the ranks of Emerson Electric. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.***

EMERSON.

Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T 314 553 3822
F 314 553 3713
Tim.Westman@Emerson.com

Exchange Act Section 14(a); Rule 14a-8

September 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Emerson Electric Co.; Omission of Shareholder Proposals Filed by James Barnett

Ladies and Gentlemen:

I am writing on behalf of Emerson Electric Co., a Missouri corporation ("Emerson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of Emerson's intention to exclude (i) the purported shareholder proposal and supporting statement dated August 3, 2012 (collectively, the "Barnett Submission") and (ii) the purported shareholder proposal and supporting statement dated August 31, 2012 (the "Revised Submission" and together with the Barnett Submission, the "Submissions"), each submitted by James Barnett (the "Proponent"), from the proxy solicitation materials to be distributed by Emerson in connection with its 2013 annual meeting of shareholders (the "2013 Proxy Materials"). Attached as Exhibit A hereto are: (i) the cover letter received from the Proponent, dated August 3, 2012, including the Barnett Submission; (ii) the notification of certain eligibility and procedural deficiencies, dated August 21, 2012, sent by Emerson to the Proponent (the "Deficiency Notice"); (iii) the cover letter received from the Proponent, dated August 31, 2012, providing evidence of proof of ownership of Emerson common stock, and making the Revised Submission.

To the extent that the reasons supporting the omission of the Submissions set forth herein are based on matters of Missouri state law, this letter also constitutes an opinion of counsel, as required by Rule 14a-8(j).

In accordance with Rule 14a-8, I hereby respectfully request that the Staff confirm that no enforcement action will be recommended against Emerson if both the Barnett Submission and the Revised Submission are omitted from the 2013 Proxy Materials. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. Emerson intends to commence distribution of the 2013 Proxy Materials on or about December 7, 2012. In accordance with Rule 14a-8(j), this letter is submitted not less than 80 days before Emerson files the 2013 Proxy Materials with the Commission, and a copy of this submission is being sent simultaneously to the Proponent.

Introduction

The full text of the proposed shareholder resolution contained in the Barnett Submission is the following:

> "We the shareholders of Emerson Electric Company petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds."

Emerson received the Barnett Submission on August 9, 2012. Emerson advised the Proponent of certain eligibility and procedural deficiencies by sending the Deficiency Notice on August 21, 2012, which was received by the Proponent on August 22, 2012. On September 5, 2012, Emerson received a response to the Deficiency Notice, in which the Proponent provided proof of ownership of Emerson's shares, and also concurrently sent the Revised Submission. The full text of the proposed shareholder resolution contained in the Revised Submission is the following:

> "We the shareholders of Emerson Electric Company declare that 33% of all executive compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, for all officers of the corporation shall be placed into a bonus pool to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job."

Basis for Exclusion

Emerson intends to exclude the Barnett Submission and the Revised Submission from its 2013 Proxy Materials pursuant to:

a. Rule 14a-8(a), with respect to the Barnett Submission only, because the Barnett Submission is not a proposal for purposes of Rule 14a-8;

b. Rule 14a-8(e)(2), with respect to the Revised Submission only, because it was received at Emerson's principal executive offices after the deadline for submitting shareholder proposals.

c. Rule 14a-8(i)(6), because the Submissions are beyond the power of Emerson to implement;

d. Rule 14a-8(i)(7), because the Submissions deal with a matter relating to Emerson's ordinary business operations;

e. Rule 14a-8(i)(3), because the Submissions are materially false and misleading in violation of Rule 14a-9;

f. Rule 14a-8(i)(2), because implementation of the Submissions would cause Emerson to take action in violation of Missouri state law;

g. Rule 14a-8(c) and Rule 14a-8(i)(3), because the Submissions bundle together separate matters for consideration by a single vote in violation of Rule 14a-4(a)(3).

Analysis

I. Rule 14a-8(a) - The Barnett Submission is Not a Proposal for Purposes of Rule 14a-8

Rule 14a-8(a) states that a shareholder proposal within the scope of the rule is a "recommendation or requirement that the company and/or its board of directors take action." Rule 14a-8(a) further provides that a shareholder proposal "should state as clearly as possible the course of action that [the proponent] believe[s] the company should follow." In the Commission's 1997 release proposing the current Rule 14a-8(a), the Commission noted that the definition of "proposal" in Rule 14a-8 reflects its "belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of Rule 14a-8 and may be excluded from companies' proxy materials." Exchange Act Release No. 34-39093 (September 18, 1997).

The first sentence of the Barnett Submission requests the members of Emerson's board of directors and certain members of its management to voluntarily "repatriate" portions of their compensation for the 2013 calendar year to establish an employee bonus pool. Neither Emerson nor its board of directors is requested to take any action to "repatriate" this compensation; the proposal is a "petition" to the individuals themselves.

The second sentence of the Barnett Submission purports to "authorize the Board to create a committee to supervise the distribution of these funds". However, under Missouri law the Board of Directors is already entitled to create committees without any further authorization by the shareholders. In any event, this purported "authorization" does not amount to a request for taking any action.

The supporting statement for the Barnett Submission suggests that the Proponent aims to express his views relating to social issues, instead of requesting Emerson to take certain actions. The Proponent states that "the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large," that "stockholders have a role in rectifying this problem" and that the submission "might help to bridge a chasm that is slowly tearing our nation apart." These views, contained in the supporting statement, are not proper items to be voted upon by shareholders under Rule 14a-8. The Staff has previously permitted exclusion of submissions that serve only as a means for shareholders to express their views. *See Longs Drug Stores Corp.* (Jan. 23, 2008) (submission consisting of a letter to be read at the company's annual meeting, which letter did not recommend or request any action); *Sensar Corp.* (Apr. 23, 2001) (purported proposal seeking a vote to express displeasure over the terms of stock options awarded to management).

II. Rule 14a-8(e)(2) - The Revised Submission Was Received at Emerson's Principal Executive Offices After the Deadline for Submitting Shareholder Proposals

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Emerson released its proxy statement for the 2012 annual meeting to its shareholders on December 9, 2011. Pursuant to Rule 14a-5(e), Emerson disclosed in the proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the 2013 annual meeting of shareholders. The deadline, as disclosed on page 50 of the proxy statement, was August 11, 2012. Rule 14a-8(e)(2) provides that the 120-calendar day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Emerson's 2012 annual meeting was held on February 7, 2012, and the 2013 annual meeting is scheduled to be held on February 5, 2013, i.e., within the 30 day window set forth in Rule 14a-8(e)(2).

As clarified by Staff Legal Bulletin 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* This position is consistent with the practice of the Staff, permitting exclusion of revised proposals submitted after the proposal deadline, where the proponent has attempted to cure deficiencies in the original proposal that have come to the attention of the Proponent. *See, e.g., General Electric Co.* (Jan. 11, 2012) (proposal requesting the company to adopt a five year minimum vesting period for stock options granted to executives excludable as substantially implemented, and a revised proposal to adopt a seven year vesting period, received by the company after the proposal deadline, excludable as untimely); *Donegal Group, Inc.* (Feb. 16, 2012) (revised proposal regarding hiring of investment banking firm, received by the company after the proposal deadline, excludable as untimely).

Emerson received the Revised Submission on September 5, 2012, which is 25 days after the deadline set forth in Emerson's proxy statement for the 2012 annual meeting. The Revised

Submission was partially responsive to Emerson's Deficiency Notice, by removing one particular element of the Barnett Submission from the proposed shareholder resolution (namely, the authorization for creation of a board committee) and thereby reducing the number of proposals from three to two. However, the Revised Submission went clearly beyond remedying the eligibility deficiencies, and attempted to present Emerson with a substantially revised proposal in many respects. [1] For example, the Barnett Submission petitions certain employees to "repatriate" 33% of their compensation into a bonus pool, while the Revised submission purports to somehow directly place 33% of executive compensation into a bonus pool. In addition, the group of individuals whose compensation would be used to fund the bonus pool was changed in the Revised Submission, and the supporting statement was substantially revised. Accordingly, consistent with SLB 14F, Emerson considers the Revised Submission to be a second proposal that was submitted after the August 11, 2012 deadline, and thus, Emerson intends to exclude the Revised Submission from its 2013 Proxy Materials as untimely.

Emerson has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, Emerson is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Submission to be excluded under Rule 14a-8(e)(2).

III. Rule 14a-8(i)(6) – The Submissions Are Beyond the Power of Emerson to Implement

Rule 14a-8(i)(6) permits exclusion of a proposal "if the company would lack the power or authority to implement the proposal." This exclusion "may be justified where implementing a proposal would require intervening actions by independent third parties." *See* Exchange Act Release No. 34-40018 (May 21, 1998), at note 20.

The Staff has consistently permitted exclusion of proposals that seek implementation through the action of third parties. *See eBay Inc.* (Mar. 26, 2008) (proposal prohibiting the sale of dogs and cats on a website which eBay did not control); *Catellus Development Corp.* (Mar. 3, 2005) (proposal requesting certain actions related to property the company no longer owned); *AT&T Corp.* (March 10, 2002) (proposal requesting action to be taken by "successor companies," where the board could potentially not ensure that all such companies take requested action); *SCEcorp* (Dec. 20, 1995, recon. denied Mar. 6, 1996) (proposal to require unaffiliated fiduciary trustees of the company's employee stock plan to take certain action); *The Southern Co.* (Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector).

The Barnett Submission seeks independent, voluntary action on the part of the members of Emerson's board and management, not in their capacities as board members and members of management acting on behalf of Emerson. Because the Proponent does not ask Emerson to, and

[1] The changes in the Revised Submission apparently attempt to respond to issues raised by no-action letters submitted by other companies to whom the proponent made proposals that are nearly identical to the Barnett Submission. See no-action letter issued to Becton, Dickinson and Company (September 5, 2012) and incoming no-action letter request by Walgreen Co. (August 30, 2012).

since Emerson does not have the power to, compel these individuals to "repatriate" their compensation, Emerson simply lacks the power to implement the Barnett Submission.

The Revised Submission is not limited in the same way as the Barnett Submission. Instead, the shareholders would "declare" that certain compensation of officers "shall be placed into a bonus pool." It is still not clear what exactly Emerson is requested to do. However, assuming that Emerson is requested to unilaterally reduce a portion of the compensation of all of its officers, Emerson lacks the power to implement the Revised Submission, because such action would breach existing compensation arrangements in violation of Missouri state law. Proposals that, if implemented, would cause the company to breach state law (and be thus excludable under Rule 14a-8(i)(2)), may also be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). *See* discussion under Section VII below and *Citigroup, Inc.* (Feb. 18, 2009) (concurring with exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal urging the adoption of a policy that would breach the company's current compensation agreements unless the proposal were revised).

IV. Rule 14a-8(i)(7) - The Submissions Deal with a Matter Relating to Emerson's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Submissions, other than the language relating to voluntary relinquishment of compensation (which does not constitute a proposal within the meaning of Rule 14a-8) or relating to the unilateral reduction of executive compensation (which would lead to a violation of state law), primarily focus on employee benefits, which is a matter of ordinary business operations.

The purpose of allowing exclusion of shareholder proposals that relate to ordinary business operations is to "confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders." Exchange Act Release No. 34-19135 (Oct. 14, 1982). The Commission has noted:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . [A] proposal [should not] seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has consistently permitted exclusion of shareholder proposals addressing general employee compensation and benefits issues, and has noted that "proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." *KVH Industries Inc.* (Mar. 20, 2011) (proposal requesting that any employee who has sold company stock or options within the previous 12 months be ineligible to receive new stock option grants); *see also Delta Airlines, Inc.* (March 27, 2012) (proposal to tie payments to management or executive officers to the funding of retirement accounts of certain retirees); *Bank of America*

Corporation (Jan. 31, 2012) (proposal requesting adoption of a formula to determine total compensation of 100 top earning executives); *Wells Fargo & Company* (Mar. 14, 2011) (proposal seeking a report describing the board's actions to ensure that employee compensation does not lead to excessive risk-taking, as a matter involving compensation paid to a large number of employees rather than just executive officers); *WGL Holdings Inc.* (Nov. 17, 2006) (proposal requesting moderate raises for retired employees); *International Business Machines Corporation* (Jan. 13, 2005) (proposal seeking a report examining the competitive impact of rising health insurance costs).

Proposals involving employee compensation may not be excludable if they are focused on executive compensation. *See, e.g., AT&T Corp.* (Mar. 1, 2004) (denying exclusion of a proposal requesting a special review of executive compensation policies). However, a proposal is still excludable in a situation where the "proposal mentions executive compensation, [but] the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *Exelon Corp.* (Feb. 21, 2007) (proposal seeking to prohibit payment of bonuses to the company's executives to the extent that a reduction in retiree benefits enabled the executives to reach their performance goals); *see also General Electric Co.* (Jan. 10, 2005) (proposal asking the board's compensation committee to include social responsibility and environmental criteria in the goals executives must meet to receive compensation, where the proposal's thrust and focus involved teen smoking and the depiction of smoking in movies).

The Proponent has made it clear, first in the Barnett Submission, and then in the Revised Submission, that the aim of the Submissions is to address an issue related to general employee compensation by creation of a bonus pool for the benefit of all employees. Both the Barnett Submission and the Revised Submission state that the bonus pool should be "distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it. . . ." The targeting of the compensation of managing officers and directors (in the Barnett Submission) and the officers (in the Revised Submission) is simply a means to the establishment of a bonus pool that would be distributed among all of Emerson's employees. In fact, the Barnett Submission does not request taking any action with respect to executive compensation or otherwise; the proposal is focused on what Emerson may do with the proceeds if any managing officers and directors voluntarily contribute to the bonus pool.

Even if 33% of all managing officers and directors compensation were placed into a bonus pool as contemplated by the Submissions, the newly constituted bonus pool would constitute only a tiny fraction of the total employee compensation of Emerson. In other words, the action that the Submissions contemplate would not in any way result in a significant change in Emerson's policies relating to employee compensation. The newly constituted bonus pool would also not be compatible with the current employee compensation policies and programs of Emerson and could harm the carefully crafted employee compensation programs already in place. For example, the Submissions envision creating a system whereby the "supervisors" and "peers" would have a chance to evaluate the performance of each employee of Emerson, which would require Emerson to significantly adjust its compensation processes to take into account the new potential bonus awards. The creation and implementation of the bonus pool as contemplated by the Submissions would thereby seek to micromanage Emerson's business operations and probe "deeply into matters of a complex nature upon which shareholders, as a group, would not be in a

position to make an informed judgment," *i.e.*, the very concern that led the Commission to permit exclusions of proposals under Rule 14a-8(i)(7).

VI. Rule 14a-8(i)(3) - The Submissions are Materially False and Misleading in Violation of Rule 14a-9

Pursuant to Rule 14a-8(i)(3), a proposal may be excluded if the proposal or the supporting statement is contrary to any of the proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy soliciting materials. A proposal may be excluded as false and misleading when the "proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

A proposal is also false and misleading when "any action(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991); *see also Fuqua Industries, Inc.* (Mar. 12, 1991); *Sara Lee Corp.* (Sept. 11, 2006).

In many cases, the Staff has not objected to exclusion of shareholder proposals where the key components or terms were undefined, inconsistent or could be subject to multiple interpretations. For example, in *Prudential Financial, Inc.* (Feb. 16, 2007), the proposal requested shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis." The Staff agreed with the company's arguments that the proposal was vague and indefinite in that, among other things, it would be impossible to determine which earnings increases were targeted and what was meant by the term "senior management incentive compensation programs," considering that the compensation of its executives consisted of multiple elements and these elements were created by multiple compensation plans. *See also The Boeing Company* (Mar. 2, 2011) (proposal requesting, in part, that senior executives relinquish "executive pay rights" where the Commission Staff found that the proposal did not sufficiently define the meaning of that phrase, rendering the proposal vague and indefinite); *General Electric Co.* (Jan. 21, 2011) (proposal requesting the compensation committee to make certain changes to executive compensation, including changing performance measurement periods and criteria for incentive-based compensation); *Allstate Corp.* (Jan. 18, 2011) (allowing exclusion of a proposal where the term "executive pay rights" was not sufficiently explained); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal requesting that the board of directors adopt a new executive compensation policy, where the Staff found that the proposal failed to define critical terms); *Energy East Corporation* (Feb. 12, 2007) (allowing exclusion of a proposal relating to executive compensation where key terms such as "benefits" and "peer group" were not defined); *General Electric Co.* (Jan. 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars for failing to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured); *CBRL Group* (Sept. 6, 2001) (proposal requesting "full and complete disclosure" of expenses relating to a "personal benefit" of the officers, directors and their "friends").

Similar to these examples, the Submissions are vague and indefinite due to their failure to define key terms that are subject to varying interpretations. For example:

- The targeted group. It is unclear who are the "managing officers" who should "repatriate" their compensation pursuant to the Barnett Submission. Further confusing the issue, the supporting statement refers to the target group as "leadership" and "top executives." The Company might consider its "managing officers" to be those it identifies as "executive officers" pursuant to Rule 3b-7 under the Exchange Act, "named executive officers" under Item 402 of Regulation S-K, or "officers" as defined under Rule 16a-l(f) of the Exchange Act. In contrast, shareholders may believe the term should include a larger number of persons.

  The Revised Submission uses a more specific term for the targeted group – "all officers." However, the supporting statement nevertheless references "top executives" which would create confusion in the shareholders as to whose compensation should be reduced to fund the bonus pool. For example, there are several officers of Emerson (within the meaning of Emerson's bylaws) with the title of assistant treasurer or assistant secretary who shareholders may not consider to be "top executives".

  The precise group of individuals whose compensation should be used to fund the bonus pool is very important to properly understand the consequences of adopting a shareholder resolution contemplated by the Submissions, because the scope of the officers (and directors) covered would have a direct impact on the size of the bonus pool.

- Suggested Action. The Barnett Submission suggests that the managing officers "repatriate" their compensation. That term is defined by the Merriam-Webster dictionary as meaning "to restore or return to the country of origin, allegiance, or citizenship." The use of the term "repatriate" may cause shareholders to believe that only compensation or other funds paid to Emerson's managing officers or directors located outside the country or earned by such officers and directors is to be used for purposes of the employee bonus pool.

  The Revised Submission does not use the term "repatriate" and instead declares that 33% of "all executive compensation . . . for all officers of the corporation shall be placed into a bonus pool . . ." However, the shareholders may be confused as to whether Emerson should unilaterally reduce compensation already awarded or not, considering that they would be acting when the compensation decisions for the 2013 fiscal year, which started October 1, 2012 and ends September 30, 2013, will have largely been made.

- Targeted executive compensation. The Submissions request taking action with respect to certain compensation "for the 2013 calendar year," including "salary, bonuses, and stock equities or the options thereon." The Barnett Submission would affect "total monetary compensation," whereas the Revised Submission would affect "all executive compensation." However, neither of the Submissions provide insight into whether covered compensation includes (i) amounts actually paid or awarded during the 2013 calendar year, (ii) amounts earned for the 2013 calendar year, even if paid during a different calendar year, (iii) value realized upon vesting or exercise of equity awards

during the 2013 calendar year or (iv) values associated with equity awards granted during the 2013 calendar year, even if no value is realized by the grantee until vesting or exercise. The confusion caused by these issues is multiplied by Emerson's fiscal year (which ends September 30) not being congruent with the calendar year.

- Expected use of bonus pool money. The Submissions request that "everyone within the corporation . . . have a shot at earning a share of [the bonus pool] if they are recognized by their supervisors and/or their peers as having done a superior job." There is no guidance on what criteria would be used to determine a "superior job" done, the distribution of funds among various levels of employees, how much of the pool is divided based on supervisors' evaluation and how much of the pool is based on evaluation by the peers and who the supervisors or peers would be. The shareholders would have no way of determining what kind of bonus program they would essentially be approving, particularly considering that the amount of the bonus pool is unknown in advance.

These undefined key terms and varying interpretations thereof suggest that the shareholders would be utterly confused as to the consequences of their actions should they be allowed to vote on either of the Submissions. The Submissions are so vague and indefinite that neither the shareholders nor the board of directors would be able to determine, with any reasonable degree of certainty, what action or measures would be required if either of the Submissions were implemented, and any action taken could be significantly different from the actions envisioned by the shareholders. Allowing the Proponent to merely revise one of the Submissions to remove the vague and indefinite statements is not possible considering that the revision would not be a matter of omitting a few sentences, but would fundamentally alter the submission. *See* SLB 14B (stating that revisions are appropriate when the proposal contains "minor defects" but not if the proposal would require "detailed and extensive editing"). Accordingly, the Submissions may be properly excluded pursuant to Rule 14a-8(i)(3).

VII. Rule 14a-8(i)(2) – Implementing the Submissions Would Cause Emerson to Take Action in Violation of Missouri State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Due to the fact that Emerson's implementation of the Submissions would result in a breach of certain existing contracts in violation of Missouri state law, the Submissions may properly be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(2).

Generally, the Staff has taken the position that a company may exclude a shareholder proposal pursuant to Rule 14a-8(i)(2) if implementation of the proposal could cause the company to breach an existing agreement, including compensation arrangements, with its officers or employees. *See, e.g., Citigroup, Inc.* (Feb. 18, 2009) (proposal requesting that executives retain certain shares acquired through compensation plans for two years following the termination of employment is excludable to the extent the proposal would conflict with existing employment arrangements); *Int'l Business Machines Corp.* (Feb. 25, 2000) (proposal to terminate and renegotiate employment agreement with chief executive officer); *Sensar Corporation* (May 14, 2001) (proposal that would require modification to outstanding options). Under Missouri law, a

unilateral modification of an existing contract constitutes a breach of the contract. *See Luketich v. Goedecke, Wood & Co.*, 835 S.W.2d 504, 507 (Mo. App. 1992); *Smith-Scharff Paper Co v. Blum*, 813 S.W.2d 27, 28 (Mo. App. 1991).

Pursuant to the Revised Submission, Emerson would be required to place into bonus pool "33% of all executive compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, for all officers of the corporation . . . ." The Revised Submission does not contemplate that this reduction of compensation by 33% is voluntary; Emerson is requested, without qualification, to place certain officer compensation into a bonus pool.

Emerson's officers, the persons potentially subject to reduction of compensation for the 2013 calendar year, would already be participants in various compensation arrangements at the time the Revised Submission would be voted upon at the 2013 annual meeting of shareholders. Although Emerson's officers do not have employment agreements, various parts of their compensation are subject to binding agreements. For example, equity awards are subject to applicable award agreements or otherwise subject to legally binding arrangements between the executive and Emerson.

Reducing 33% of the compensation of all officers would constitute a unilateral reduction of payments or the elimination of vested benefits otherwise agreed to and payable under existing legally binding contracts. Such unilateral reduction of payments in the manner contemplated by the Revised Submission would constitute an actionable breach of contract under Missouri law. Accordingly, similarly to proposals submitted to Citigroup, International Business Machines and Sensar noted above, the Revised Submission is excludable from the 2013 Proxy Materials.

The Barnett Submission does not explicitly request Emerson to unilaterally reduce anyone's compensation. As discussed above in Section I, the Barnett Submission does not contain any request at all addressed to Emerson or its board relating to the officer compensation, and the Barnett Submission is therefore excludable, among other things, pursuant to Rule 14a-8(a). However, to the extent the Barnett Submission is read to require Emerson to unilaterally reduce or withhold compensation during the 2013 calendar year, such reduction would be in violation of existing agreements and accordingly, in violation of Missouri state law.

The Commission has in certain instances permitted proponents to revise proposals that otherwise would, if implemented, lead to a breach of state law. *See, e.g., Citigroup, Inc.* (Feb. 18, 2009) (permitting revision of proposal so that it would only lead to changes in future employment arrangements with executives). However, neither the Barnett Submission nor the Revised Submission can be revised in such manner. Both Submissions specifically refer to total compensation payable in 2013. A further revised submission that would only apply to compensation arrangements not yet in place at the time of the 2013 annual meeting would not result in a 33% reduction in total compensation for calendar year 2013, distorting the intent of the Submissions. Accordingly, the Submissions are excludable pursuant to Rule 14a-8(i)(2), because implementing any resolution contained therein would cause Emerson to take action in violation of Missouri state law.

VIII. Rule 14a-8(c) and Rule 14a-8(i)(3) – The Submissions Bundle Together Separate Matters for Consideration by a Single Vote in Violation of Rule 14a-4(a)(3).

Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." If a shareholder provides more than one proposal, the shareholder may reduce the number of items submitted within 14 days of such notification from the company, as provided in Rule 14a-8(f). Emerson sent the Proponent the Deficiency Notice within the required time period informing the Proponent of, and permitting the Proponent to remedy, the deficiency. The Proponent failed to cure this deficiency within the required time period.

Further, Rule 14a-4(a)(3) requires that the form of proxy "[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." This prevents the bundling together of proposals. The Commission explains that the rule "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." SEC Release No. 34-31326 (Oct. 16, 1992).

Based on these rules, the Staff has agreed that a company may omit multiple proposals, even if such proposals are contained in a single submission to the company. In certain circumstances, the Staff has taken the view that multi-part proposals could be viewed as a single proposal if such proposals relate to only a single concept. However, shareholder submissions combining separate and distinct elements that lack a single, well-defined unifying concept are excludable even if the elements are presented as part of a single program and relate to the same general subject matter. *See, e.g., PG&E Corp.* (March 11, 2010) (proposal requesting that, pending completion of certain studies, the company mitigate potential risks encompassed by such studies, defer requests for or expenditure of public or corporate funds for license renewal and not increase production of certain waste, despite the proponent's argument that the purpose of the proposal was to promote adherence to state laws regarding environmental, public health and fiscal policy matters relating to a particular nuclear plant); *Streamline Health Solutions, Inc.* (March 23, 2010) (proposal relating to the number of directors, director independence, the conditions for changing the number of directors and the voting threshold for the election of directors, and noting that the proposal relating to director independence "involves a separate and distinct matter" from the other proposals); *Parker-Hannifin Corp.* (Sept. 4, 2009) (proposal requesting that the board of directors institute a triennial executive pay vote program with three parts, with the first two parts relating to shareholder votes on executive compensation and the third part relating to a discussion forum on executive compensation policies and practices, and noting that the third part "involves a separate and distinct matter" from the first two parts); *Duke Energy Corp.* (Feb. 27, 2009) (proposal to impose director qualifications, limit director pay and disclose director conflicts of interest, despite the proponent's argument that all three elements related to "director accountability"); *American Electric Power Co., Inc.* (Jan. 2, 2001) (proposal to limit the term of director service, require at least one board meeting per month, increase the retainer paid to directors and hold additional special board meetings when requested by the chairman or any other director, despite the proponent's argument that all of the requested actions were about the "governance of [the company]").

The Barnett Submission addresses three separate issues in violation of this "unbundling" rule – a request to certain individuals to voluntarily "repatriate" compensation, a suggested course of action relating to any funds received from such individuals, and an "authorization" to the board of directors to establish a committee to oversee a bonus program. The Revised Submission contains two separate issues in violation of the "unbundling" rule – a request to Emerson to place certain executive compensation in a bonus pool and suggested course of action relating to any funds so collected. These are separate and distinct issues that are not covered by a single unifying concept. It is also quite possible that shareholders have a different preference with regard to those issues. For example, they may want to reduce executive compensation but may not want to spend the resulting money in a new general employee bonus program. They may also want a new bonus program without reduction in executive compensation. However, if the Submissions were voted upon, shareholders would not have an opportunity to express such different preferences.

Accordingly, the Proponent has submitted multiple proposals and has tied such proposals improperly together. Because the Proponent has exceeded the one-proposal limit and failed to timely cure this deficiency, Emerson believes that the Submissions may be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(f), 14a-8(c) and 14a-8(i)(3).

Conclusion

For the foregoing reasons, Emerson respectfully submits that it may properly omit the Barnett Submission and the Revised Submission from its 2013 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Emerson omits both the Barnett Submission and the Revised Submission from the 2013 Proxy Materials.

If the Staff does not concur with Emerson's position, I would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence he may choose to make to the Commission staff.

Sincerely,

Timothy G. Westman

Timothy G. Westman

cc: James Barnett

Enclosures

Exhibit A

8/9/12

James Barnett

FISMA & OMB Memorandum M-07-16

Secretary of the Company
Emerson Electric Company
8000 W. Florissant Avenue
St. Louis, MO 63136

August 3, 2012

I am an owner of 300 shares of Emerson common stock through my account at Fidelity Investments, including 200 shares as a long-term owner that, pursuant to the Securities Exchange Act, makes me eligible to present a proposal to be voted on by Emerson shareholders at the annual meeting. I also intend to hold these shares through the 2013 annual meeting. I would like to present the following proposal to my fellow shareholders in the proxy statement for this annual meeting:

We the shareholders of Emerson Electric Company petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds.

Argument: ***In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Emerson Electric Company, believe in the skills and the abilities of Emerson's management, as well as those of its Board of Directors. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, we ask the leadership of Emerson to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, we are not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But we are asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale***

throughout the ranks of Emerson. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.

Regards,

EMERSON.

Timothy G. Westman
Vice President,
Associate General Counsel
and Assistant Secretary

Emerson
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T 314 553 3822
F 314 553 3713
Tim.Westman@Emerson.com

August 21, 2012

Via **Fedex**

James Barnett

FISMA & OMB Memorandum M-07-16

Dear Mr. Barnett:

We acknowledge receipt on August 9, 2012 of your letter dated August 3, 2012 relating to the 2013 annual meeting (the "Annual Meeting") of Emerson Electric Co. ("Emerson"). You indicate that you would like to present a proposal to be voted upon at the Annual Meeting and that such proposal should be included in Emerson's next proxy statement (the "Proxy Statement").

We are not sure that your letter presents a proposal that could be voted upon at the Annual Meeting. Among other things, the submission does not appear to contain a proposal that can properly be voted by Emerson's shareholders. However, assuming that a proper proposal has been presented, we are writing to you about certain procedural deficiencies set forth in Rule 14a-8, which the Securities and Exchange Commission (the "SEC") regulations require us to bring to your attention. If the eligibility requirements of Rule 14a-8 are not met, Emerson may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted.

Our records indicate that you are not a registered holder of Emerson's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to Emerson a written statement from the "record" holder of Emerson common stock (usually a broker or bank) verifying that you have continuously held the required number of shares of common stock since at least August 3, 2011 (i.e., the date that is one year prior to the date on which you submitted the Proposal, assuming that the Proposal was sent on August 3, 2012); or (ii) submitting to Emerson a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the SEC that demonstrates its ownership of the required number of shares as of or before August 3, 2012, in each case along with a written statement that (i) you have owned such shares for the one year period prior to the date of the statement and (ii) you intend to continue ownership of the shares through the date of the annual meeting. We do not believe that you have yet submitted evidence establishing that you have satisfied these eligibility requirements.

We call your attention to guidance issued by the Division of Corporation Finance (the "SEC Staff") of the SEC on how to comply with the requirement to prove share ownership under Rule 14a-8 if shares are held through a broker or bank. See Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are participants of the Depository Trust Company ("DTC"), or shareholders of record in Emerson's books and records, will be viewed as "record" holders for purposes or Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. You may obtain a copy of DTC's participant list online at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds your shares is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which your securities are held. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements. These statements should verify that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming your broker's or bank's ownership.

Additionally, we note that to the extent your letter contains a proper proposal under Rule 14a-8, there appear to be two separate proposals – one of which is a "petition" addressed to "the managing officers and the members of the board" and the other relating to the distribution of any funds received from such persons. Pursuant to Rule 14a-8(c), each shareholder may submit no more than one proposal for a particular shareholders' meeting. We believe that your letter does not satisfy this requirement. Accordingly, we request that you only present one proposal and not combine multiple proposals into one submission.

Unless we receive evidence that you have satisfied the eligibility requirements of Rule 14a-8, we intend to exclude the proposal contained from the Proxy Statement. Please note that if you intend to submit evidence of share ownership and revise your submission so that only one proposal is presented, the response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Attached are a copy of Rule 14a-8 on shareholder proposals and a copy of Staff Legal Bulletin No. 14F. We thank you for your interest in Emerson, and please contact us further if you have any questions.

Best regards,

Timothy G. Westman

Timothy G. Westman

Enclosure

Rule 14a-8 – Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a

reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9,

you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain

custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder]

held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

James Barnett

FISMA & OMB Memorandum M-07-16

RECEIVED

SEP - 5 2012

LAW DEPARTMENT

Timothy G. Westman
Vice President, Assistant Secretary
and Associate General Counsel
Emerson
8000 West Florissant Avenue
St. Louis, MO 63136-8506

August 31, 2012

Enclosed please find a statement by a representative of Fidelity Investments that specifies their DTC participant number and verifies that I meet the ownership requirements to submit a shareholder proposal to the annual meeting. Also note that I intend to hold these shares continuously through the date of the meeting.

I have also included a revision of my proposal that narrows the scope of my proposal to a single topic. This latest revision clearly states one proposed action: That 33% of the monetary compensation of the executive officers be placed into a bonus pool for employees. If there is anything else you need from me in order to present my proposal to the shareholders of Emerson Electric Co., please let me know.

Best,

[signature]

I, James Barnett, owner of 300 shares of Emerson Electric Co. common stock, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Emerson Electric Company declare that 33% of all executive compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, for all officers of the corporation shall be placed into a bonus pool to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job.

Argument: ***In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Emerson, believe in the skills and the abilities of its management. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. Placing 33% of the compensation of our top executives into a bonus pool for regular employees would build morale throughout the ranks of Emerson Electric. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.***

Fidelity Institutional

Mail: P.O. Box 770001, Cincinati, OH 45277-0045
Office: Two Destiny Way, Westlake, TX 76262

Fidelity INVESTMENTS

August 27, 2012

James Richard Barnett

FISMA & OMB Memorandum M-07-16

Dear Mr. Barnett,

Thank for contacting Fidelity Investments. We appreciate your business. This letter is in response to your request for verification of your account held with Fidelity Investments.

Please accept this letter as verification that our records indicate you have held a position of 200 shares of Emerson Electric Company (EMR) CUSIP 291011104, continuously from August 3, 2011 to present in your account ending in ***FISMA & OMB Memorandum M-07-16*** with Fidelity Investments DTC participant #0226.

Mr. Barnett, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact your Private Client Group Team at 800-544-5704 for assistance. We appreciate your business.

Sincerely,

Lauren Hubbard
High Net Worth Operations

Our File: W576319-23AUG12